Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868


                                 April 15, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Conex MD, Inc. (the "Company")
         Amendment No. 3 to Registration Statement on Form S-1
         Filed April 15, 2011
         File No. 333-171892

Dear Mr. Spirgel:

     Pursuant  to  the  staff's   comment   letter  dated  April  13,  2011,  we
respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 3 to the Company's Form S-1 was filed with the Commission via EDGAR on April 15, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

PROSPECTUS COVER PAGE

1. WE NOTE YOUR RESPONSE TO COMMENT FOUR FROM OUR LETTER DATED APRIL 1, 2011. PLEASE RECALCULATE THE AGGREGATE CONSIDERATION TO BE RECEIVED BY THE SELLING STOCKHOLDERS BASE ON THE NUMBER OF REGISTERED SHARES AND THE $0.03 FIXED OFFERING PRICE.

Company response: As we discussed with the staff of the Commission by telephone on April 14, 2011, the Company's offering price is $0.10 per share. Accordingly, the Company has changed the offering price per share from $0.03 to $0.10 per share on the Prospectus cover page and pages 5, 12, 15, 16 and 21.

COMPLIANCE WITH GOVERNMENT REGULATION, PAGE 20

2. WE NOTE YOUR RESPONSE COMMENT FIVE FROM OUR LETTER DATED APRIL 1, 2011. WE REISSUE OUR REQUEST THAT YOU PROVIDE EXAMPLES OF SPECIFIC REGULATIONS THAT WILL AFFECT YOUR BUSINESS IN THE JURISDICTIONS WHERE YOU INTEND TO MARKET YOUR SERVICES. IF YOU HAVE NOT YET IDENTIFIED SPECIFIC MARKETS, PLEASE PROVIDE SOME ILLUSTRATIVE EXAMPLES OF REGULATIONS THAT COULD APPLY TO YOUR BUSINESS IN DIFFERENT JURISDICTIONS.

Company response: The Company has included the following text on page 20:

     Though we have not yet identified specific markets where we intend to market our services, some examples of specific regulations that could apply to our business in different jurisdictions are as follows: For example, to operate our business in Illinois, we will be required to register as a "Nurse Agency" with the Department of Labor of the State of Illinois. Similarly, to operate our business in the Massachusetts, we will be required to register as a "Temporary Nursing Service Agency" with the Department of Public Health of the State of Massachusetts. Other states, though not all, have similar registration laws and/or regulations, which, generally speaking, require personnel performance review, reporting requirements and will subject our business to state agency review and investigation laws and regulations. Other states, such as the State of Washington, do not require us to register as a healthcare staffing business, but may require some of our personnel, depending on the services they perform, to submit to fingerprinting, undergo a background check and drug screen before performing services in the state.

DIRECTOR COMPENSATION, PAGE 27

3. PLEASE REVISE YOUR TABLE TO INCLUDE THE "TOTAL" FIGURES UNDER ITEM 404(R)(2) OF REGULATION S-K.

Company response: The Company has included the text "4,640" on page 27.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                        Very truly yours,


                                        /s/ Thomas E. Puzzo
                                        ----------------------------
                                        Thomas E. Puzzo


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